July 14, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          United Maritime Corporation
Registration Statement on Form F-1
Filed July 12, 2022
File No. 333-266099

Ladies and Gentlemen:

As the placement agent of the proposed offering of United Maritime Corporation (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated July 12, 2022 for the above-referenced Registration Statement

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Co-President